Exhibit (23)(a)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 28, 2006, relating to the financial statements and financial statement schedules of WPS Resources Corporation and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of new accounting principles) and to management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of WPS Resources Corporation for the year ended December 31, 2005 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Milwaukee, Wisconsin
April 6, 2006